                                                                     EXHIBIT 4.2

                              [CORIXA LETTER HEAD]

*Certain confidential information contained in this document, marked by brackets, has been omitted and filed with Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

December 21, 2000

Castle Gate L.L.C.
2365 Carillon Point
Kirkland, WA 98033
Attention: Michael Larson

RE: EQUITY LINE OF CREDIT AND SECURITIES PURCHASE AGREEMENT (THE "LOC AGREEMENT"), ENTERED INTO AS OF APRIL 8, 1999, BY AND AMONG CORIXA CORPORATION ("CORIXA") AND CASTLE GATE L.L.C. (THE "CASTLE GATE")

Dear Mr. Larson:

    This Letter Agreement sets forth the agreement of Corixa and Castle Gate regarding Corixa's draw down of the remaining $37.5MM available under the LOC Agreement (the "Remaining Funds").

           1. Effective December 29, 2000, Corixa shall draw down the Remaining Funds, provided, however, that Corixa will issue 37,500 shares of Series B Preferred Stock which will have the same rights and preferences as the Series A Preferred Stock except that the Conversion Price of the 37,500 shares of Series B Preferred Stock (the "Series B Shares"), issued to Castle Gate for the Remaining Funds shall be [*]. Prior to the issuance of the Series B Shares, Corixa shall cause to be filed with the Secretary of State of the State of Delaware a Certificate of Designation of Rights, Preferences and Privileges of Series B Preferred Stock of Corixa Corporation (the "Series B Rights and Preference") setting forth the aforementioned change in Conversion Price. The Series A Rights and Preferences shall remain unchanged and in full force and effect.

           2. The [*] Warrant shall be amended to include the right to purchase an additional 50,000 shares of Corixa common stock, which right shall vest upon Corixa's draw down of the Remaining Funds. In accordance with the terms of the [*] Warrant, the exercise price for the then remaining 237,500 shares shall be $18.22 per share. We acknowledge that 312,500 shares are fully vested under the [*] Warrant as of the date of this Letter Agreement at an exercise price of $8.50 per share.


-----------------------------------
* Confidential treatment requested.

           3. Except as otherwise specifically amended as set forth above, the LOC Agreement and related agreements and documents executed and delivered by the parties in connection therewith, will remain in full force and effect, specifically including, without limitation, (i) the terms of the [*] Warrant, (ii) each of the three (3) [*] Warrants,
           (iii) the Registration Rights Agreement, (iv) the Standstill Agreement, and (iv) the obligations under the LOC Agreement with respect thereto, respectively.

If Castle Gate agrees with the foregoing, please so indicate by signing the enclosed duplicate original of this letter and returning it to my attention at your earliest convenience.

Best regards,


/s/ Steven Gillis
---------------------------------------
Steven Gillis
Chairman and Chief Executive Officer

AGREED:

Castle Gate L.L.C.


By: /s/ Michael Larson
   ------------------------------------
   William H. Gates III*
   *By Michael Larson, Attorney in Fact



-----------------------------------
* Confidential treatment requested.